M2 LAW
PROFESSIONAL CORPORATION

January 25, 2007

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3561

Attn: Patrick Kuhn

Re:  Red Carpet Entertainment, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed January 11, 2007
File No. 333-139696

Dear Mr. Kuhn:

As you know, this law firm represents Red Carpet Entertainment, Inc., a Nevada corporation (“Company”). The Company filed Amendment No. 2 to the Company’s Registration Statement on Form SB-2 (“Amendment No. 2”) with the Securities and Exchange Commission (“Commission”) on January 25, 2007.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in the Commission’s comment letter dated January 24, 2007, and to key those responses to the revisions and additions specified in Amendment No. 2.

The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in that comment letter.

Registration Statement on Form SB-2

Description of Business, Page 14

1.
The Company has revised its disclosure to specify the nature of the consideration surrendered for the ownership rights to the short film “Swallow”. Specifically, the Company revised its disclosure to specify that the Company acquired those ownership rights from the Screen Actors Guild, Inc., in exchange for cash consideration of $5,500. No non-cash consideration was surrendered for the acquired ownership rights.

The Company’s financial statements did not reflect this transaction and include appropriate note disclosure describing the transaction and accounting treatment thereof because the rights were acquired after the report on the financial statements was issued and before the original Registration Statement on Form SB-2 was filed on December 28, 2006. The Company has included a subsequent event note disclosure to the September 30, 2006 financial statements which provides that in December 2006, the Company acquired all ownership rights of a short film from Screen Actors Guild, Inc. in exchange for cash consideration of $5,500.

500 NEWPORT CENTER DRIVE SUITE 800 NEWPORT BEACH CALIFORNIA 92660
TEL: 949 706 1470 FAX: 949 706 1475

Securities and Exchange Commission
Mr. Patrick Kuhn
January 25, 2007

2.	In the event that the Company’s Form SB-2 is not effective by February 14, 2007, the Company will update its financial statements in accordance with Item 310(g) of Regulation S-B.

Hopefully, this response letter adequately addresses the issues raised in the Commission’s comment letter dated January 24, 2007. Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at (949) 706-1470. Thank you.

Sincerely,

M2 Law Professional Corporation

/s/ Michael J. Muellerleile
Michael J. Muellerleile